The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated April 30, 2020

Pricing supplement To prospectus dated April 8, 2020, prospectus supplement dated April 8, 2020 and product supplement no. 4-I dated April 8, 2020	Registration Statement Nos. 333-236659 and 333-236659-01 Dated May , 2020 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments

$

Review Notes Linked to the Lesser Performing of the Common Stock of Amazon.com, Inc. and the Class A Common Stock of Alphabet Inc. due May 4, 2023

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek potential early exit at or prior to maturity at a premium if, (1) with respect to any Review Date (other than the final Review Date), the closing price of each of the common stock of Amazon.com, Inc. and the Class A common stock of Alphabet Inc., which we refer to as the Reference Stocks, on that Review Date is at or above its Stock Strike Price or, (2) with respect to the final Review Date, the Final Stock Price of each Reference Stock is at or above 60.00% of its Stock Strike Price. If the notes are not automatically called and the Final Stock Price of the Lesser Performing Reference Stock is less than its Stock Strike Price by more than 40.00%, investors will lose more than 40.00% of their principal amount at maturity and may lose all of their principal amount at maturity.
•	Investors in the notes should be willing to accept this risk of loss and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called.
•	The earliest date on which an automatic call may be initiated is May 13, 2021†.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	The notes are not linked to a basket composed of the Reference Stocks. The payment upon automatic call or at maturity is linked to the performance of each of the Reference Stocks individually, as described below.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Reference Stocks:	The common stock of Amazon.com, Inc., par value $0.01 per share (Bloomberg ticker: AMZN) and the Class A common stock of Alphabet Inc., par value $0.001 per share (Bloomberg ticker: GOOGL) (each, a “Reference Stock,” and collectively, the “Reference Stocks”). We refer to Amazon.com, Inc. as “Amazon” and Alphabet Inc. as “Alphabet.”
Automatic Call:	If (1) with respect to any Review Date (other than the final Review Date), the closing price of each Reference Stock on that Review Date is greater than or equal to its Call Price or, (2) with respect to the final Review Date, the Final Stock Price of each Reference Stock is greater than or equal to its Call Price, the notes will be automatically called for a cash payment per note that will be payable on the applicable Call Settlement Date and that will vary depending on the applicable Review Date and call premium.
Call Price:	For each Reference Stock, with respect to the first and second Review Dates, 100% of the Stock Strike Price of that Reference Stock and with respect to the final Review Date, 60.00% of the Stock Strike Price of that Reference Stock
Payment if Called:

For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount, calculated as follows:

• at least 12.55%* × $1,000 if automatically called on the first Review Date;

• at least 25.10%* × $1,000 if automatically called on the second Review Date; and

• at least 37.65%* × $1,000 if automatically called on the final Review Date.

*The actual call premiums applicable on each Review Date will be provided in the pricing supplement, and will not be less than 12.55%, 25.10% and 37.65%, respectively.

Payment at Maturity:

If the notes are automatically called on the final Review Date, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × call premium on the final Review Date)

If the notes are not automatically called because the Final Stock Price of the Lesser Performing Reference Stock is less than its Stock Strike Price by more than 40.00%, at maturity you will lose 1.00% of the principal amount of your notes for every 1.00% that the Final Stock Price of the Lesser Performing Reference Stock is less than its Stock Strike Price.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Lesser Performing Reference Stock Return)

If the notes are not automatically called because the Final Stock Price of the Lesser Performing Reference Stock is less than its Stock Strike Price by more than 40.00%, you will lose more than 40.00% of your principal amount at maturity and may lose all of your principal amount at maturity.

Contingent Buffer Amount:	40.00%
Pricing Date:	On or about May 1, 2020
Original Issue Date:	On or about May 6, 2020 (Settlement Date)
Review Dates†:	May 13, 2021, May 2, 2022 and May 1, 2023 (final Review Date)
Ending Averaging Dates†:	April 25, 2023, April 26, 2023, April 27, 2023, April 28, 2023 and the final Review Date
Call Settlement Dates†:	May 18, 2021, May 5, 2022 and the Maturity Date
Maturity Date†:	May 4, 2023
CUSIP:	48132K4U6
Other Key Terms:	See “Additional Key Terms” in this pricing supplement
†	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $5.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $959.90 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $940.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 8, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320007234/crt-dp125068_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: https://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

Reference Stock Return:	(Final Stock Price – Stock Strike Price) Stock Strike Price
Stock Strike Price:

With respect to Amazon, $2,474.00, which is the closing price of one share of common stock of Amazon on April 30, 2020.

With respect to Alphabet, $1,346.70, which is the closing price of one share of Class A common stock of Alphabet on April 30, 2020.

The Stock Strike Price is not determined by reference to the closing price of one share of either Reference Stock on the Pricing Date.

Final Stock Price:	With respect to each Reference Stock, the arithmetic average of the closing price of that Reference Stock on the Ending Averaging Dates
Stock Adjustment Factor:	The Stock Adjustment Factor with respect to each Reference Stock is referenced in determining the closing price of one share of such Reference Stock and is set initially at 1.0 on the Pricing Date. The Stock Adjustment Factor is subject to adjustment upon the occurrence of certain corporate events affecting the relevant Reference Stock. See “The Underlyings — Reference Stocks — Anti-Dilution Adjustments” and “The Underlyings — Reference Stocks — Reorganization Events” in the accompanying product supplement for further information.
Lesser Performing Reference Stock:	The Reference Stock with the Lesser Performing Reference Stock Return
Lesser Performing Reference Stock Return:	The lower of the Reference Stock Returns of the Reference Stocks

JPMorgan Structured Investments —	PS- 1
Review Notes Linked to the Lesser Performing of the Common Stock of Amazon.com, Inc. and the Class A Common Stock of Alphabet Inc.

What Is the Total Return on the Notes upon an Automatic Call or at Maturity, Assuming a Range of Performances for the Lesser Performing Reference Stock?

The following table and examples illustrate the hypothetical simple total return (i.e., not compounded) on the notes that could be realized with respect to the applicable Review Date for a range of movements in the Reference Stocks as shown under the columns “Appreciation/Depreciation of Lesser Performing Reference Stock at Review Date” and “Lesser Performing Reference Stock Return.”  The table and examples below assume that the Lesser Performing Reference Stock is the common stock of Amazon.com, Inc. and that the closing price of the Class A common stock of Alphabet Inc. on each Review Date is greater than its Call Price.  We make no representation or warranty as to which of the Reference Stocks will be the Lesser Performing Reference Stock for purposes of calculating your return on the notes on any Review Date.  The following table assumes a hypothetical Stock Strike Price of $2,400.00, a hypothetical Call Price of $2,400.00 on the first and second Review Dates (equal to 100% of the hypothetical Stock Strike Price) and a Call Price of $1,440.00 on the final Review Date (equal to 60.00% of the hypothetical Stock Strike Price), and reflects the Contingent Buffer Amount of 40.00%.  The table and examples also assume that the call premiums used to calculate the call premium amount applicable to the Review Dates are 12.55%, 25.10% and 37.65%, respectively, regardless of any appreciation of the Lesser Performing Reference Stock, which may be significant.  The actual call premiums will be provided in the pricing supplement and will not be less than 12.55%, 25.10% and 37.65%, respectively.  There will be only one payment on the notes whether called or at maturity.  An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made on the applicable Call Settlement Date.  Each hypothetical return or payment on the notes set forth below is for illustrative purposes only and may not be the actual total return or payment on the notes applicable to a purchaser of the notes.  For an automatic call to be triggered, the closing price of each Reference Stock must be greater than or equal to its Call Price on the applicable Review Date.  The numbers appearing in the following table have been rounded for ease of analysis.

Review Dates Prior to the Final Review Date				Final Review Date
Closing Price of the Lesser Performing Reference Stock at Review Date	Appreciation/ Depreciation of Lesser Performing Reference Stock at Review Date	Total Return at First Call Settlement Date	Total Return at Second Call Settlement Date	Final Stock Price (1)	Lesser Performing Reference Stock Return	Total Return at Maturity
$4,320.00	80.00%	12.55%	25.10%	$4,320.00	80.00%	37.65%
$4,080.00	70.00%	12.55%	25.10%	$4,080.00	70.00%	37.65%
$3,840.00	60.00%	12.55%	25.10%	$3,840.00	60.00%	37.65%
$3,600.00	50.00%	12.55%	25.10%	$3,600.00	50.00%	37.65%
$3,360.00	40.00%	12.55%	25.10%	$3,360.00	40.00%	37.65%
$3,120.00	30.00%	12.55%	25.10%	$3,120.00	30.00%	37.65%
$2,880.00	20.00%	12.55%	25.10%	$2,880.00	20.00%	37.65%
$2,640.00	10.00%	12.55%	25.10%	$2,640.00	10.00%	37.65%
$2,400.00	0.00%	12.55%	25.10%	$2,400.00	0.00%	37.65%
$2,280.00	-5.00%	N/A	N/A	$2,280.00	-5.00%	37.65%
$2,160.00	-10.00%	N/A	N/A	$2,160.00	-10.00%	37.65%
$1,920.00	-20.00%	N/A	N/A	$1,920.00	-20.00%	37.65%
$1,680.00	-30.00%	N/A	N/A	$1,680.00	-30.00%	37.65%
$1,440.00	-40.00%	N/A	N/A	$1,440.00	-40.00%	37.65%
$1,439.76	-40.01%	N/A	N/A	$1,439.76	-40.01%	-40.01%
$1,200.00	-50.00%	N/A	N/A	$1,200.00	-50.00%	-50.00%
$960.00	-60.00%	N/A	N/A	$960.00	-60.00%	-60.00%
$720.00	-70.00%	N/A	N/A	$720.00	-70.00%	-70.00%
$480.00	-80.00%	N/A	N/A	$480.00	-80.00%	-80.00%
$240.00	-90.00%	N/A	N/A	$240.00	-90.00%	-90.00%
$0.00	-100.00%	N/A	N/A	$0.00	-100.00%	-100.00%
(1)	Final Stock Price of the Lesser Performing Reference Stock is equal to the arithmetic average of the closing prices of the Lesser Performing Reference Stock on the Ending Averaging Dates.

JPMorgan Structured Investments —	PS- 2
Review Notes Linked to the Lesser Performing of the Common Stock of Amazon.com, Inc. and the Class A Common Stock of Alphabet Inc.

Hypothetical Examples of Amount Payable upon an Automatic Call or at Maturity

The following examples illustrate how the payment upon an automatic call or at maturity in different hypothetical scenarios is calculated.

Example 1: The price of one share of the Lesser Performing Reference Stock increases from its Stock Strike Price of $2,400.00 to a closing price of $2,640.00 on the first Review Date. Because the closing price of the Lesser Performing Reference Stock on the first Review Date of $2,640.00 is greater than its Call Price of $2,400.00, the notes are automatically called, and the investor receives a single payment of $1,125.50 per $1,000 principal amount note on the first Call Settlement Date. No further payments will be made on the notes.

Example 2: The price of one share of the Lesser Performing Reference Stock decreases from its Stock Strike Price of $2,400.00 on the first Review Date, and increases to a closing price of $2,640.00 on the second Review Date. Because the closing price of the Lesser Performing Reference Stock on the first Review Date is less than its Call Price of $2,400.00, the notes are not automatically called on this Review Date. However, because the closing price of the Lesser Performing Reference Stock of $2,640.00 is greater than its Stock Strike Price of $2,400.00 on the second Review Date, the notes are automatically called on the second Review Date, and the investor receives a single payment of $1,251.00 per $1,000 principal amount note on the second Call Settlement Date. No further payments will be made on the notes.

Example 3: The price of one share of the Lesser Performing Reference Stock decreases from its Stock Strike Price of $2,400.00 on the first and second Review Dates, and decreases to a Final Stock Price of $1,440.00. Because (a) the closing price of the Lesser Performing Reference Stock on the first two Review Dates is less than its Call Price of $2,400.00 and (b) the Final Stock Price of $1,440.00 is less than its Stock Strike Price by up to the Contingent Buffer Amount of 40.00%, an amount equal to its Call Price on the final Review Date, the notes are automatically called on the final Review Date, and the investor receives a single payment at maturity of $1,376.50 per $1,000 principal amount note.

Example 4: The price of one share of the Lesser Performing Reference Stock decreases from its Stock Strike Price of $2,400.00 on the first and second Review Dates, and decreases to a Final Stock Price of $960.00. Because (a) the closing price of the Lesser Performing Reference Stock on the first two Review Dates is less than its Call Price of $2,400.00, (b) the Final Stock Price of the Lesser Performing Reference Stock of $960.00 is less than its Stock Strike Price by more than the Contingent Buffer Amount of 40.00%, the notes are not automatically called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -60.00%) = $400.00

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 3
Review Notes Linked to the Lesser Performing of the Common Stock of Amazon.com, Inc. and the Class A Common Stock of Alphabet Inc.

Selected Purchase Considerations

•	APPRECIATION POTENTIAL — If, (1) with respect to any Review Date (other than the final Review Date), the closing price of each Reference Stock on that Review Date is greater than or equal to its Call Price or, (2) with respect to the final Review Date, the Final Stock Price of each Reference Stock is greater than or equal to its Call Price, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) at least 12.55%* × $1,000 if automatically called on the first Review Date; (ii) at least 25.10%* × $1,000 if automatically called on the second Review Date; and (iii) at least 37.65%* × $1,000 if automatically called on the final Review Date. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.

* The actual call premiums applicable on each Review Date will be provided in the pricing supplement and will not be less than 12.55%, 25.10% and 37.65%, respectively.

•	Potential Early Exit With Appreciation As a Result of Automatic Call Feature — While the original term of the notes is approximately three years, the notes will be automatically called before maturity if, (1) with respect to any Review Date (other than the final Review Date), the closing price of each Reference Stock on that Review Date is at or above its Call Price or, (2) with respect to the final Review Date, the Final Stock Price of each Reference Stock is at or above its Call Price, and you will be entitled to the applicable payment corresponding to the relevant Review Date as set forth on the cover of this pricing supplement. Even in cases where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.
•	LIMITED PROTECTION AGAINST LOSS — If the notes are not automatically called and the Final Stock Price of the Lesser Performing Reference Stock is less than its Stock Strike Price by more than 40.00%, for every 1.00% that the Final Stock Price of the Lesser Performing Reference Stock is less than its Stock Strike Price, you will lose an amount equal to 1.00% of the principal amount of your notes. Under these circumstances, you will lose more than 40.00% of your principal amount at maturity and may lose all of your principal amount at maturity.
•	RETURN DEPENDENT ON THE LESSER PERFORMING OF THE REFERENCE STOCKS — The return on the notes is linked to Lesser Performing Reference Stock, which will either be the common stock of Amazon or the Class A common stock of Alphabet. For additional information see “The Reference Stocks” in this pricing supplement.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Latham & Watkins LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”). Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a delta of one with respect to underlying securities that could pay U.S.-

JPMorgan Structured Investments —	PS- 4
Review Notes Linked to the Lesser Performing of the Common Stock of Amazon.com, Inc. and the Class A Common Stock of Alphabet Inc.

source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in either or both of the Reference Stocks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes are not automatically called, the return on the notes at maturity is linked to the performance of the Lesser Performing Reference Stock and will depend on whether, and the extent to which, the Reference Stock Return of the Lesser Performing Reference Stock is positive or negative. If the Final Stock Price of the Lesser Performing Reference Stock is less than its Stock Strike Price by more than the Contingent Buffer Amount of 40.00%, the benefit provided by the Contingent Buffer Amount will terminate and you will be exposed to a loss. In this case, for every 1.00% that the Final Stock Price of the Lesser Performing Reference Stock is less than its Stock Strike Price, you will lose an amount equal to 1.00% of the principal amount of your notes. Under these circumstances, you will lose more than 40.00% of your principal amount at maturity and may lose all of your principal amount at maturity.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock issuers, including extending loans to, or making equity investments in, the Reference Stock issuers or providing advisory services to the Reference Stock issuers. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stocks, and these reports may or may not recommend that investors buy or hold the Reference Stocks. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuers that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

JPMorgan Structured Investments —	PS- 5
Review Notes Linked to the Lesser Performing of the Common Stock of Amazon.com, Inc. and the Class A Common Stock of Alphabet Inc.

•	LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable to the Review Dates, as set forth on the cover of this pricing supplement, regardless of any appreciation of either or both Reference Stocks, which may be significant. Because the closing price of either or both Reference Stocks at various times during the term of the notes could be higher than on the Review Dates, you may receive a lower payment if automatically called or at maturity, as the case may be, than you would have if you had invested directly in either or both Reference Stocks.
•	REINVESTMENT RISK — If your notes are automatically called early, the term of the notes may be reduced to as short as approximately one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.
•	THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE FINAL ENDING AVERAGING DATE — If the Final Stock Price of the Lesser Performing Reference Stock is less than its Stock Strike Price by more than the Contingent Buffer Amount, the benefit provided by the Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation of the Lesser Performing Reference Stock from its Stock Strike Price to its Final Stock Price.
•	YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE PRICE OF EACH REFERENCE STOCK — Your return on the notes and your payment upon automatic call or at maturity, if any, is not linked to a basket consisting of the Reference Stocks. If the notes are not automatically called, your payment at maturity is contingent upon the performance of each individual Reference Stock such that you will be equally exposed to the risks related to each of the Reference Stocks. The performance of the Reference Stocks may not be correlated. Poor performance by either of the Reference Stocks over the term of the notes could result in the notes not being automatically called on any Review Date, may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by the other Reference Stock. Accordingly, your investment is subject to the risk of decline in the closing price of each Reference Stock.
•	YOUR PAYMENT AT MATURITY WILL BE DETERMINED BY THE LESSER PERFORMING REFERENCE STOCK — Because the payment at maturity will be determined based on the performance of the Lesser Performing Reference Stock, you will not benefit from the performance of the other Reference Stock. Accordingly, if the notes are not automatically called (which means that the Final Stock Price of the Lesser Performing Reference Stock is less than its Stock Strike Price by more than 40.00%), you will lose more than 40.00% of your principal amount at maturity and may lose all of your principal amount at maturity. This will be true even if the Final Stock Price of the other Reference Stock is greater than or equal to its Stock Strike Price.
•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

JPMorgan Structured Investments —	PS- 6
Review Notes Linked to the Lesser Performing of the Common Stock of Amazon.com, Inc. and the Class A Common Stock of Alphabet Inc.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of one share of each Reference Stock.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

•	NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCKS — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stocks, such as voting rights or dividend payments. In addition, the issuer of the Reference Stocks will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stocks and the notes.
•	NO AFFILIATION WITH THE REFERENCE STOCK ISSUERS — We are not affiliated with the issuers of the Reference Stocks. We assume no responsibility for the adequacy of the information about the Reference Stock issuers contained in this pricing supplement. You should undertake your own investigation into the Reference Stocks and its issuers. We are not responsible for the Reference Stock issuers’ public disclosure of information, whether contained in SEC filings or otherwise.
•	VOLATILITY RISK — Greater expected volatility with respect to a Reference Stock indicates a greater likelihood as of the Pricing Date that the Final Stock Price of that Reference Stock could be less than its Stock Strike Price by more than the Contingent Buffer Amount. A Reference Stock’s volatility, however, can change significantly over the term of the notes. The closing price of one share of a Reference Stock could fall sharply during the term of the notes, which could result in your losing some or all of your principal amount at maturity.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCKS IS LIMITED AND MAY BE DISCRETIONARY — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stocks. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stocks. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.

JPMorgan Structured Investments —	PS- 7
Review Notes Linked to the Lesser Performing of the Common Stock of Amazon.com, Inc. and the Class A Common Stock of Alphabet Inc.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of the estimated value of the notes and the call premium for each Review Date will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the call premium for each Review Date.

JPMorgan Structured Investments —	PS- 8
Review Notes Linked to the Lesser Performing of the Common Stock of Amazon.com, Inc. and the Class A Common Stock of Alphabet Inc.

The Reference Stocks

Public Information

All information contained herein on the Reference Stocks and on the Reference Stock issuers is derived from publicly available sources, without independent verification. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Amazon.com, Inc.

According to its publicly available filings with the SEC, Amazon.com, Inc. operates retail websites and offers programs that enable third parties to sell products on their websites. The common stock of Amazon par value $0.01 per share (Bloomberg ticker: AMZN), is registered under the Exchange Act, and is listed on the NASDAQ Global Select Market, which we refer to as the relevant exchange for purposes of Amazon in the accompanying product supplement. Information provided to or filed with the SEC by Amazon pursuant to the Exchange Act can be located by reference to SEC file number 000-22513.

Alphabet Inc.

According to its publicly available filings with the SEC, Alphabet Inc. is a collection of businesses, the largest of which is Google Inc. Google Inc. is an information company that generates revenues primarily by delivering online advertising. Alphabet Inc. became the successor SEC registrant to, and parent holding company of, Google Inc. on October 2, 2015, in connection with a holding company reorganization. The Class A common stock of Alphabet Inc. began trading on October 5, 2015 under the ticker symbol “GOOGL,” the same symbol under which Google Inc.’s Class A common stock previously traded. The Class A common stock of Alphabet, par value $0.001 per share (Bloomberg ticker: GOOGL), is registered under the Exchange Act, and is listed on the NASDAQ Stock Market, which we refer to as the relevant exchange for purposes of Alphabet in the accompanying product supplement. Information provided to or filed with the SEC by Alphabet pursuant to the Exchange Act can be located by reference to SEC file number 001-37580.

Historical Information

The following graphs show the historical weekly performance of the common stock of Amazon.com, Inc. and the Class A common stock of Alphabet Inc. from January 2, 2015 through April 24, 2020. The closing price of one share of the common stock of Amazon.com, Inc. on April 30, 2020 was $2,474.00. The closing price of one share of the common stock of Alphabet Inc. on April 30, 2020 was $1,346.70.

We obtained the closing prices of the Reference Stocks above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing price of each Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of either Reference Stock on the Pricing Date, any Review Date or Ending Averaging Date. There can be no assurance that the performance of the Reference Stocks will result in the return of any of your principal amount.

JPMorgan Structured Investments —	PS- 9
Review Notes Linked to the Lesser Performing of the Common Stock of Amazon.com, Inc. and the Class A Common Stock of Alphabet Inc.

†The vertical line in the graph indicates October 5, 2015. In the graph, the performance to the left of the vertical line reflects the Class A common stock of Google Inc. and the performance to the right of the vertical line reflects the Class A common stock of Alphabet Inc.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS

JPMorgan Structured Investments —	PS- 10
Review Notes Linked to the Lesser Performing of the Common Stock of Amazon.com, Inc. and the Class A Common Stock of Alphabet Inc.

(and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes upon an Automatic Call or at Maturity, Assuming a Range of Performances for the Lesser Performing Reference Stock?” and “Hypothetical Examples of Amount Payable upon an Automatic Call or at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent on the Lesser Performing of the Reference Stocks” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments —	PS- 11
Review Notes Linked to the Lesser Performing of the Common Stock of Amazon.com, Inc. and the Class A Common Stock of Alphabet Inc.